UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED SEPTEMBER 30,  2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER   0-22140

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MetaBank Profit Sharing 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meta Financial Group, Inc.
5501 S. Broadband Lane
Sioux Falls, South Dakota  57108

REQUIRED INFORMATION

1.           Not applicable

2.           Not applicable

3.           Not applicable

4.           The MetaBank Profit Sharing 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of providing the information described in Items 1-3 of Form 11-K, the Plan financial statements and schedules as of September 30,  2015 and 2014, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 1 and incorporated herein by this reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MetaBank Profit Sharing 401(k) Plan

By:	/s/ Glen Herrick

Glen Herrick

Chief Financial Officer, Meta Financial Group and MetaBank

Date: April 07, 2016

METABANK PROFIT SHARING 401(K) PLAN

FORM 11-K EXHIBIT INDEX

Exhibit Number	Exhibit	Method of Filing

1	MetaBank Profit Sharing 401(k) Plan Financial Statements	Filed herewith electronically

23	Consent of KPMG LLP	Filed herewith electronically